Exhibit 21.1
American Software, Inc. Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
American Software USA, LLC	Georgia
ASI Properties II, LLC	Georgia
Logility, Inc.	Georgia
New Generation Computing, Inc.	Florida
The Proven Method, Inc.	Georgia
Demand Management, Inc.	Georgia
Halo Acquisition Company LLC	Georgia
AdapChain Acquisition Co., Inc.	Georgia
Logility Solutions PVT LTD	India
Logility NZ (UC)	New Zealand